UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2016
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For Immediate Release

September 15, 2016

METHANEX CORPORATION APPOINTS DOUG ARNELL TO ITS BOARD OF DIRECTORS

Methanex Corporation is pleased to announce the appointment of Doug Arnell to its Board of Directors effective October 1, 2016.

Mr. Arnell has a wealth of senior management experience in the global energy sector. From 2010 until 2015 he was Chief Executive Officer of Golar LNG and continues to act as a Senior Advisor and director to that company. Golar LNG, based in the United Kingdom, is one of the world’s largest independent owners and operators of LNG carriers. In 2015 Mr. Arnell founded Helm Energy Advisors which provides consulting and advisory services to the global energy sector.

Mr. Arnell, a Canadian resident, also serves as a director of Veresen Inc. Prior to joining Golar LNG, Mr. Arnell held a variety of senior positions, including at BG Group and El Paso Europe.

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

Sandra Daycock
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 15, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary